

Mail Stop 3720

November 6, 2009

<u>Via U.S. Mail and Fax 82 2 6100 7927</u>

Mr. Dong-Hyun Jang
Chief Financial Officer
SK Telecom Co., Ltd.
11 Euljiro, 2-Ga, Jung-gu
Seoul 100-999, Korea

      RE: SK Telecom Co., Ltd.
             Form 20-F for Fiscal Year Ended December 31, 2008
             Filed June 30, 2009
             File No. 1-14418

Dear Mr. Jang:

We have reviewed your supplemental response letter dated October 16, 2009 as well as your filing and have the following comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2008</u>

1.   We note your response to our comment 1. We further note that in the reconciliation on page F-86 the line item relating to minority interest is "Net income attributed to minority interest" even though there is a net loss for each period. Please confirm to us that in future filings you will specify in the reconciliation whether the amount is a net loss or net income and you will clarify in a supporting footnote the nature of this adjustment and the basis for your treatment of it in the reconciliation.

2.   We note your response to our comment 5. Please confirm that in future filings you will include this table to help investors understand the tax effect on the different components of GAAP reconciliation.

3.   Please explain to us why the amount of the adjustment for the effect of changes in tax law of 30,066 on page F-86 does not equal the tax effect from statutory rate change on reconciling item of 39,764, appearing in your response to comment 5.

4.   Please refer to the information provided in response to comment 5 and explain to us why you are deducting the net loss attributable to minority interests in your calculation of the amount of taxable U.S. GAAP adjustments.

5.   Regarding the table provided in your response to comment 5, please explain to us why you are deducting 17,077 from the total GAAP adjustments on net income when the original GAAP adjustment on page F-86 is also a deduction. Also, explain why the amount is only 17,077.

6.   We note your response to our comment 13. Please confirm to us that in future filings you will expand your disclosure to explain the relationships between these entities and the impact these relationships have on the accounting. Also explain to us how you calculated the U.S. GAAP equity method adjustments using the ownership percentages provided to us in your response, and disclose in sufficient detail. Include an explanation of your treatment of SK C&C's ownership interest in SK Telecom when calculating the equity method adjustment amounts for your investment in SK C&C.

7.   Regarding the condensed financial information of SK C&C Co., Ltd presented within footnote 33v, please disclose the accounting principles (U.S. GAAP or Korean GAAP) under which this information was prepared and advise us. Please provide a similar clarification with respect to the information presented within footnote 33t.

8.   We note your response to our previous comment 14. However, since you reported equity in loss of unconsolidated businesses in 2008, we remain unclear why your reported provision for income taxes on page F-100 is less than the amount reported in 2008 on page F-92. It seems the gross income tax amount disclosed on page F-92 should be less since it should be reduced by the benefit from this loss from the equity method investments. Please advise us and clarify your disclosure.

9.   In addition, please explain to us why the sum of your income tax provision reported under Korean GAAP and the income tax adjustment reported within the net income reconciliations on page F-86 do not equal the income tax provision amounts reported on page F-100.

10.   We note your explanation for the shareholders' equity adjustments in your response to comment 3 and the goodwill reconciliation appearing within your response to comment 15. Explain to us the difference in the adjustment amount identified as "Reversal of accumulated goodwill amortization for subsidiaries" in the reconciliation provided in your response to comment 15 and the amount of the

reversal of amortization of goodwill in 2008, appearing in the reconciliation provided in your response to comment 3.

11.   Please explain to us the difference in the amount identified as "increase of goodwill due to the additional equity investment in subsidiaries," appearing in your response to comment 15, and the amount identified as "additional equity investment in subsidiaries …" disclosed in footnote 33i and within your response to comment 9.

12.   Please explain to us where the additional goodwill discussed in Note b of your response to comment 9 appears in your calculation of the amount of goodwill under U.S. GAAP provided in response to comment 15.

13.   We note in Note c in your response to comment 15 that the amount of goodwill under U.S. GAAP includes minority interest. Please explain why you have assigned goodwill to what appears to be the portion of a less than wholly owned investee not held by the Company.

14.   The reconciliation of goodwill based on U.S. GAAP and goodwill based on Korean goodwill you provide in your response to our comment 15 would help clarify and summarizes for investors the differences in these two amounts. Please confirm to us that you will include this reconciliation in future filings.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director